UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 1-11037

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Praxair Distribution, Inc. 401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Praxair, Inc.
39 Old Ridgebury Road
Danbury, Connecticut 06810-5113

This report consists of 15 pages.

Praxair Distribution, Inc. 401(k) Retirement Savings Plan

Index

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
300 Atlantic Street
Stamford CT 06901
Telephone (203) 539 3000
Facsimile (813) 207 3999

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Praxair Distribution, Inc. 401(k) Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Praxair Distribution, Inc. 401(k) Retirement Savings Plan (the "Plan") at December 31, 2004 and December 31, 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Stamford, CT
June 22, 2005

Praxair Distribution, Inc. 401(k) Retirement Savings Plan
Statements of Net Assets Available for Benefits
At December 31, 2004 and 2003

	December 31, 2004	December 31, 2003
Assets:		
Investments, at fair value (Note 4):		
Participant directed	$ 97,709,571	$ 80,499,998
Non-participant directed	582,985	493,268
	98,292,556	80,993,266
Loans to participants, at cost	3,877,591	3,498,335
Net assets available for benefits	$ 102,170,147	$ 84,491,601

The accompanying notes are an integral part of these financial statements.

Praxair Distribution, Inc. 401(k) Retirement Savings Plan
Statement of Changes In Net Assets Available for Benefits
For the Year Ended December 31, 2004

Additions to net assets	
Contributions:	
Participant	$ 5,046,606
Employer	3,438,836
	8,485,442
Investment income:	
Dividends	3,818,047
Interest	162,561
	3,980,608
Net appreciation in fair value of investments (Note 4)	5,322,893
Rollovers from other plans (Note 2)	303,577
Transfer from other plans, net (Note 8)	4,225,747
Total additions to net assets	22,318,267
Deductions from net assets	
Benefits paid to participants	4,524,026
Administrative expenses	115,695
Total deductions from net assets	4,639,721
Increase in net assets	17,678,546
Net assets available for benefits	
Beginning of year	84,491,601
End of year	$ 102,170,147

The accompanying notes are an integral part of these financial statements.

Note 1 - Inception of the Plan

GenEx, LTD, the predecessor company to Praxair Distribution, Inc., previously established a 401(k) profit sharing plan on March 1, 1989. On January 1, 1997, this plan was adopted by Praxair Distribution, Inc. (the "Company") and renamed as the Praxair Distribution, Inc. 401(k) Retirement Savings Plan (the "Plan").

Note 2 - Description of the Plan

The Plan is a tax-qualified retirement plan. The following is a general description of the Plan. Participants should refer to the Plan document for a complete description of the Plan's provisions. The following information may not apply to employees covered under bargaining unit agreements.

General

The Plan is a defined contribution plan and is administered by the Administration and Investment Committee for the Plan (the "Administrator"). The Board of Directors of Praxair Distribution, Inc. oversees the activities of the Administrator. The trustee and recordkeeper of the Plan's assets is Fidelity Management Trust Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility

All regular employees (as defined by the Plan's provisions) are eligible to participate in the Plan.

Contributions

Employees may elect to contribute from 1% to 40% of their eligible compensation on a before-tax or after-tax basis, up to the annual maximum as defined by the Internal Revenue Code (the "Code"), which amounted to $13,000 and $12,000 in 2004 and 2003, respectively. All employees who are eligible to make elective deferrals under the Plan and who have attained age 50 before the close of the Plan year may elect to make additional "catch-up" contributions for the Plan year. For 2004, the maximum catch-up contribution amount permitted under the Code was $3,000. Highly compensated employees, as defined by the Code, may contribute up to 15% of eligible compensation to the Plan, of which 9% may be on a before-tax basis.

Effective July 1, 2004, the Plan was amended to permit immediate eligibility for Employer Contributions for all regular Company employees. Prior to the change, a two-year waiting period was in effect and all Employer Contributions and employee pay deferral contributions were and continue to be 100% vested. Coincident with this change, the Plan was amended to add a three year vesting schedule for all Employer Contributions made on or after July 1, 2004. The three year period begins on the employee's date of hire or adjusted date of hire (pro-rated date of hire for previous employment with the Company if applicable), whichever is later. Also effective July 1, 2004, for participants who terminate employment on or after that date, unvested Company Contributions are forfeited upon termination.

The Company will make a contribution on behalf of eligible employees according to the following table. One Age & Service Point is granted for each year of age, and one point for each full year of Company service. Points are determined at the beginning of the Plan year. The Company contribution is a percent of base pay as defined by the Plan document. The contribution will be made at the end of each pay period. Employees participating in other Company sponsored pension plans will not be eligible for this contribution.

Age & Service Points	Under 30 points	30 - 39 points	40 - 49 points	50 - 54 points	55 or more points
Company Contribution	2.0%	2.5%	3.0%	4.0%	5.0%

Vesting
Employees are at all times fully vested in their own contributions, Company contributions (other than Company matching contributions), and rollover contributions. All participants become fully invested in Company matching contributions after completing three years of service. Unvested Company matching contributions are forfeited upon employment termination and allocated to participant on the same basis as the Company matching contribution.

Investment Options
Each participant directs the investment of his or her funds among the following options:

- Capital Guardian Non-US Equity Fund
- Columbia Acorn Fund Class Z
- Fidelity Magellan Fund*
- Fidelity Equity-Income Fund*
- Spartan U.S. Equity Index Fund*
- Fidelity Managed Income Portfolio ("MIP") II Class 3 Fund*
- GMO Emerging Country Debt Shares Fund Class 3
- Janus Worldwide Fund
- Morgan Stanley Institutional Fund Trust ("MSIFT") Core Plus Fixed Income Portfolio
- Morgan Stanley Institutional Fund Trust ("MSIFT") U.S. Small Cap Core Portfolio
- Putnam Investors Class A Fund
- Vanguard LifeStrategy Income Fund
- Vanguard LifeStrategy Moderate Growth Fund
- Discounted Praxair, Inc. Common Stock Fund* (acquired at 90% of market price)
- Praxair, Inc. Common Stock Fund *

* Party-in-interest

Participants are limited to one sale from the Discounted Praxair, Inc. Common Stock Fund every twelve months. Certain other restrictions apply as defined in the Plan's provisions. Participants are limited to a maximum of twelve stock sales per year of Praxair, Inc. Common Stock Fund.

Consistent with prior years, no further contributions are permitted into the Dow Chemical Stock Fund (formerly Union Carbide Company Stock Fund). Dividends earned on Dow common stock are invested in the Fidelity MIP II Class 3 Fund.

On March 1, 2004, the Plan implemented an annual restriction on the number of exchanges (in or out) into the Janus Worldwide Fund, the Capital Guardian Non-US Equity Fund, and the GMO Emerging Country Debt Share Fund Class 3. There is a limit of six exchanges into each fund per calendar year. No restriction on exchanges out of the funds was made.

Dividend Payout on Company Stock Funds
On July 1, 2002, a dividend payout feature was added to the Plan. This new provision allows participants to elect to receive any future dividends from the Praxair, Inc. Common Stock Fund and the Discounted Praxair, Inc. Common Stock Fund in cash as taxable distributions, rather than having such dividends reinvested in the Plan. In order to allow this choice, a portion of the Plan, consisting of the Praxair, Inc. Common Stock Fund, the Praxair, Inc. Employer Match Common Stock Fund and the Discounted Praxair, Inc. Common Stock Fund, was designated as an Employee Stock Ownership Plan ("ESOP"). This designation as an ESOP has no other effect on benefits under the Plan.

Withdrawals and Distributions
Plan participants may withdraw after-tax contributions from their account balances while working and, in limited cases (as defined in the Plan's provisions), may withdraw before-tax contributions. Mandatory distributions from the Plan are required starting April 1 of the year following that in which a participant attains age 70 1/2.

Loans
The Plan generally permits participants to borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their account balances. Participants are permitted to have two loans outstanding at any time. Certain other restrictions apply, as defined in the Plan's provisions.

Loans may be repaid during fixed terms not to exceed five years (thirty years for home loans). Principal and interest is paid ratably through payroll deductions. The loans are collateralized by the balance in the participant's account and bear interest at rates set quarterly equal to 1% less than the prime rate. Rates on existing loans ranged from 3.00% to 11.50% in 2004.

Rollovers
Rollovers represent transfers of account balances of certain participant contributions into the Plan from other qualified plans or individual retirement accounts.

Unclaimed Benefits and Forfeitures
The benefit payable on behalf of a participant who cannot be located by the Administrator is forfeited at a time determined by the Administrator. However, the forfeiture will be restored to the Plan by the Administrator if such participant subsequently makes a valid claim for the benefit. Under the Plan's provisions, forfeitures are first applied to reduce administrative expenses and any remaining amounts are allocated to active Plan participants.

Note 3 - Summary of Significant Accounting Policies

Method of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Payment of Benefits

Benefits are recorded when paid.

Participant's Account Activity

Participant accounts are credited with participant contributions and contributions from the Company. Earnings are allocated to participant accounts daily based on the investments selected by the participant.

Basis of Reporting Investments

Plan investments are reported at market value, based upon quoted market prices or independent appraisals, except for loans to participants, which are carried at cost. Market value represents contributions made plus earnings, less Plan withdrawals and administrative expenses. Funds are valued on a daily basis.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates, of which the most significant is the fair value of investments.

Risks and Uncertainties

The Plan provides for various investment options that invest in any combination of stocks, bonds, fixed income securities and other investment securities. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk and uncertainty associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Note 4 – Investments

Individual investments held by the Plan that exceed five percent of the Plan's net assets available for benefits at December 31, 2004 and 2003, respectively, are noted below:

		2004		2003
Fidelity MIP II Class 3 Fund	$	25,514,802	$	24,175,661
MSIFT U.S. Small Cap Core Portfolio	$	19,778,394	$	15,750,613
Spartan U.S. Equity Index Fund	$	12,741,810	$	9,496,966
Fidelity Magellan Fund	$	7,826,365	$	7,445,459
MSIFT Core Plus Fixed Income Portfolio	$	5,954,923	$	5,349,381
Vanguard LifeStrategy Moderate Growth Fund	$	5,699,196		*

* Not Applicable

During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

		Year ended December 31, 2004
Mutual Funds	$	3,911,641
Praxair, Inc. Common Stock		656,945
Praxair Employer Match Stock Fund		79,765
Discounted Praxair, Inc. Common Stock Fund		506,506
Dow Chemical Stock Fund		168,036
	$	5,322,893

Note 5 – Non-participant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant directed investments is as follows:

	December 31, 2004	December 31, 2003
Net assets:		
Praxair Employer Match Stock Fund	$582,985	$493,268

	Year ended December 31, 2004
Changes in net assets:	
Contributions	$ 10,017
Dividends	7,906
Net appreciation	79,765
Benefit payments	(30,092)
Administrative fees	(561)
Transfers from other plans	22,682
	$ 89,717

Note 6 - Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 31, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since the date it was submitted to the Internal Revenue Service, the Plan Administrator and external counsel believe that in design and operation, it continues to operate in accordance with applicable law.

Note 7 - Plan Expenses

It is intended that Plan participants pay all Plan expenses, including investment management fees, record-keeping fees, trust fees and other administrative expenses. Investment management fees are reflected in the calculation of the unit price for each investment fund. Loan fees are deducted from loan proceeds. Other fees and expenses are deducted monthly from participant's accounts at a rate determined by the Administrator. To the extent deductions from participant accounts were insufficient to cover the total cost of the Plan in 2004, the difference was paid by the Company. Amounts paid by the Company for Plan expenses during the year were immaterial.

Note 8 – Transfers of Participants

Participant investment balances are reflected by the recordkeeper, Fidelity, as of the closing date per the financial statements. Participants who transfer between companies during the plan year have their respective balances reflected in the company of which they are a part of at year-end.

Effective May 3, 2004, the participant balances from the former Whitmore Oxygen Company 401(k) Retirement Plan were transferred into this Plan through a trust-to-trust transfer. Transferred assets totaled $4,106,135. Whitmore Oxygen Company was acquired by Praxair Distributions, Inc. in January 1998. Then-current employees of Whitmore Oxygen Company became employees of Praxair Distributions, Inc. and began participating in the Plan subsequent to the acquisition.

Note 9 – Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Note 10 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan's provisions to terminate the Plan at its sole discretion. Upon such termination, the net assets of the Plan will be distributed or sold exclusively for the benefit of the participants (or their beneficiaries).

Praxair Distribution, Inc. 401(k) Retirement Savings Plan
Schedule H, 4i – Schedule of Assets
(Held at End of Year)

(a)	(b) Identity or issue, borrower, lessor or similar party	(c) description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Fidelity Management Trust Company	Fidelity MIP II Class 3 Fund	**	$ 25,514,802
		MSIFT U.S. Small Cap Core Portfolio	**	19,778,394
		Spartan U.S Equity Index Fund	**	12,741,810
		Fidelity Magellan Fund	**	7,826,365
		MSIFT Core Plus Fixed Income Portfolio	**	5,954,923
		Vanguard LifeStrategy Moderate Growth Fund	**	5,699,196
		Praxair, Inc. Common Stock Fund	**	5,066,671
		Discounted Praxair, Inc. Common Stock Fund	**	3,418,973
		Janus Worldwide Fund	**	3,190,741
		Vanguard LifeStrategy Income Fund	**	2,635,778
		Fidelity Equity-Income Fund	**	1,765,717
		Columbia Acorn Fund Class Z	**	1,739,740
		Dow Chemical, Inc. Common Stock Fund***	**	1,042,542
		GMO Emerging Country Debt Shares Fund Class 3	**	848,116
		Praxair, Inc. Employer Match Common Stock***	$201,936	582,985
		Capital Guardian Non-US Equity	**	266,318
		Putnam Investors Class A Fund	**	215,286
		Fidelity Cash Reserve***	**	4,199
*	Various Participants	Participant Loans - 3.00% to 11.50%	**	3,877,591
		Total assets held for investment purposes		$ 102,170,147

* Party-in-interest

** Cost information is not required for participant directed investments and, therefore, is not included

***Fund is not an investment option (Note 2)

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Praxair Distribution, Inc. 401(k) Retirement Savings Plan

Date: June 22, 2005

By: Patrick M. Clark

Patrick M. Clark
Vice President and Controller
Praxair, Inc.
(On behalf of the Plan)

PRICEWATERHOUSECOOPERS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 33-87274, 33-48478 and 333-81248) of Praxair, Inc. of our report dated June 22, 2005 relating to the financial statements of Praxair Distribution, Inc. 401(k) Retirement Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

June 22, 2005